EXHIBIT IV

FOREIGN EXCHANGE

The capital of NIB is denominated, and its accounts are kept, in Euro as specified in Sections 3 and 12 of the Statutes of NIB. Euro is the currency introduced on January 1, 1999, and adopted by the EMU as the unit of account of the institutions of the European Communities (“EC”) as well as the currency of the twelve participating member states of the EMU and the unit of account of the central banks of such member states.

In connection with European Council Regulation (EC) No. 1103/97, which introduced the Euro as the replacement of ECU, the Board of Directors of NIB confirmed that the denomination of the capital of NIB as well as the unit of account of NIB were to be expressed in Euro from January 1, 1999, and that any references to amounts expressed in ECU with respect to such capital or the accounts of NIB were to be replaced by references to amounts expressed in Euro at the rate of one Euro to one ECU. See “Capitalization and Reserves – Authorized Capital Stock”.

From March 1, 1993, and until the close of business on December 31, 1998, the capital of NIB was denominated, and its accounts were kept, in ECU, units of value defined by NIB in the same manner as the ECU used by the institutions of the EC during the same period. For the conversion rates between Euro and each of NIB’s operating currencies, see Note 21 to the Financial Statements included as Exhibit III to this Report on Form 18-K. Unless otherwise specified, year-end data contained herein have been based on the rates presented in the Notes to such Financial Statements.

From the formation of NIB in 1976 until the close of business on February 28, 1993, NIB’s capital was denominated, and its accounts were kept, in Special Drawing Rights (“SDR”), units of value defined in accordance with the rules of valuation laid down by the International Monetary Fund (the “IMF”). With effect from the opening of business on March 1, 1993, the capital as well as the accounts were changed to ECU.

The following table sets forth for the dates indicated the EUR/USD exchange rate as published by the European Central Bank (the “ECB”). No representation is made that EUR amounts actually represented, or have been or could be converted into, U.S. dollars at such rates or at any other rates on any of the dates indicated.

December 31,	Value of 1 EUR in USD

2004	1.3621
2003	1.2630
2002	1.0487
2001 (Dec 28th)	0.8813
2000 (Dec.29th)	0.9305

As published by the ECB on April 29, 2005, 1 EUR was equal to 1.2957 U.S. dollars.

Unless otherwise specified, amounts in both ECU and Euro contained herein have been presented solely for convenience in U.S. dollars based on a conversion rate of 1 ECU/1 EUR being equal to 1.3621 U.S. dollars, which was the EUR/USD exchange rate at December 31, 2004, as set forth in the above table.

Unless otherwise specified, SDR amounts contained herein have been presented solely for convenience in U.S. dollars based on a conversion rate of 1 SDR being equal to 1.55301 U.S. dollars, which was the SDR/USD exchange rate at December 31, 2004. As used herein, the terms “dollars”, “U.S. dollars”, “USD” and the dollar sign ($) refer to United States dollars.

Any discrepancies in the tables included herein between the amounts and the totals thereof are due to rounding.

INTRODUCTION

Nordic Investment Bank

NIB was established as an international financial institution to provide medium and long-term loans and guarantees pursuant to the agreement regarding the establishment of the Nordic Investment Bank (the “Establishing Agreement”), which was signed on December 4, 1975. Signatories of the Establishing Agreement are Denmark, Finland, Iceland, Norway and Sweden (the “Nordic countries”).

The Establishing Agreement and the Statutes of NIB (the “Statutes”) became effective on June 1, 1976, and NIB commenced operations on August 2 of that year.

On October 23, 1998, the Nordic countries entered into a novation of the Establishing Agreement (the “1998 Agreement”). The 1998 Agreement came into force on July 18, 1999, and the Establishing Agreement ceased to be effective on the same date. Following a decision to broaden NIB’s ownership base, a new agreement on NIB was signed on February 11, 2004 (the “2004 Agreement”), allowing Estonia, Latvia and Lithuania to become members of NIB on equal terms with the original five Nordic countries. The 2004 Agreement came into force on January 1, 2005 after final ratification in each of Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden (the “Member countries”). NIB is since January 1, 2005 governed by the provisions of the 2004 Agreement and the Statutes annexed thereto.

The 2004 Agreement continues to provide NIB the privileges and immunities common to other multilateral financial institutions (“MFIs”), such as inviolability of its premises, protection from search and seizure of its property and assets, protection from pre-judgement remedies and broad tax exemptions. For further information, see “Legal Status”.

The basic purpose of NIB is to contribute to the strengthening and further development of the co-operation among the Member countries by granting medium and long-term loans and loan guarantees for the financing of investment projects of common interest to the Member countries and the countries receiving such loans from NIB. In conducting its operations, NIB cooperates with other credit institutions as well as with public authorities and private institutions in each of the Member countries, with other MFIs and international banks. NIB represents one aspect of a tradition of cooperation among governments, organizations, companies and individuals in the Member countries stemming from their common heritage and geographic proximity. See “ – Nordic Cooperation”.

Estonian, Latvian and Lithuanian membership has the effect of increasing NIB’s authorised capital by EUR 142.0 million ($193.4 million) and its equity reserves by EUR 42.7 million ($58.2 million). A total of EUR 14.3 million ($19.5 million) of the authorised capital is to be paid in. The reserves are to be paid fully in cash over a period of time. The new member countries will have an aggregate 3.4% share of NIB’s capital base. See “Capitalization and Reserves”.

At December 31, 2004, NIB had loan commitments totalling EUR 11,426.4 million ($15,563.9 million), of which EUR 10,279.1 million ($14,001.2 million) was outstanding, and had issued guarantees totalling EUR 25.0 million ($34.1 million). A “loan commitment” comes into being upon execution of a loan agreement; thereafter, the amount of the loan that has been disbursed, net of repayments, is referred to as “outstanding”. For a breakdown of NIB’s outstanding loans and guarantees, see “Operations of NIB – Nordic Lending and – International Lending”.

Under the Statutes, NIB is required to protect itself against exchange rate losses and to obtain adequate security for its loans and loan guarantees. Protection for NIB’s loans takes the form of governmental or bank guarantees, specific security or negative pledge provisions and other financial covenants. At December 31, 2004, 4.0% of NIB’s outstanding loans were directly to or guaranteed by Nordic countries or local authorities therein, and an additional 25.8% were to or guaranteed by other countries (including emerging market countries), banks and companies 50% or more owned by Nordic countries. Other than 0.2% of the outstanding loans, the remainder had some form of protection through collateral, corporate or other guarantees or covenants.(1) For a description of the general policies followed in NIB’s lending activities, see “Operations of NIB – Loan Policy”.

NIB finances its operations from borrowings in the international markets and the domestic capital markets of Member and other countries, from internally generated funds and from the capital paid in by the Member countries. See “Capitalization and Reserves”, “Funded Debt” and “Borrowing Programs and Liquidity Management”.

NIB’s principal offices are located at Fabianinkatu 34, Helsinki, Finland (postal address: P.O. Box 249, FI-00171 Helsinki, Finland). Its telephone number is +358-9-18001 and its internet address is http://www.nib.int/.

(1) The segment information and currency distributions in this Exhibit IV to NIB’s annual report on Form 18-K are presented exclusive of IAS 39 value adjustments.

Nordic Cooperation

Cooperation among the Nordic countries encompasses a wide range of activities, including economic policy, development of industrial technology, communications and harmonization of legal systems. The Nordic countries have steadily broadened their mutual commercial relationships, a development encouraged by the creation in 1960 of the European Free Trade Association (“EFTA”), which established a framework for the development of inter-Nordic trade during the 1960s and 1970s.

Following Denmark’s entry into the European Community (the predecessor to the European Union) in 1973, the other four Nordic countries concluded bilateral free-trade agreements with the European Community in order to promote free trade within the Nordic region. The EFTA member countries, with the exclusion of Switzerland, and the European Union (“EU”) established the European Economic Sphere (“EES”), a free trade zone in Europe, effective January 1, 1994.

Effective January 1, 1995, Finland and Sweden became members of the European Union (“EU”), leaving Norway and Iceland as the only Nordic countries that presently are members of EFTA. At the introduction of the Euro on January 1, 1999, Finland was the only Nordic country to participate in the EMU although Denmark and Sweden as member countries of the EU may join at a later stage.

Nordic cooperation also includes coordination of policy positions in international organizations. Consultations are held regularly on issues arising within the United Nations and the United Nations Commission for Trade and Development. The Nordic countries are jointly represented in the IMF, the International Bank for Reconstruction and Development (the “World Bank”) and other international organizations.

The most important formal basis for Nordic cooperation is the Treaty of Cooperation among the Nordic countries, also known as the Helsinki Agreement of 1962. This agreement sets out the aims of Nordic cooperation and contains provisions for the Nordic Council and, as subsequently amended, for the Nordic Council of Ministers. The Nordic Council, which was founded in 1952, is a forum for consultation and discussion at the parliamentary level of matters of common interest to the Nordic countries, which may lead to presentation of recommendations to the Nordic Council of Ministers and to the governments of the Nordic countries. The Nordic Council of Ministers, in which each Nordic country has one vote, is empowered to make decisions on matters of cooperation that are considered binding on the governments of the Nordic countries, subject to parliamentary approval in certain matters. Discussions within the Nordic Council and the Nordic Council of Ministers over a number of years led to the establishment of NIB.

On September 15, 1981, the Nordic Council of Ministers approved a program to promote Nordic cooperation in project exports, primarily to developing countries. The decision, as amended on February 28, 1982, includes, as one major element of the program, the creation of a joint Nordic financing facility to grant loans and issue loan guarantees (“project investment loans”). The facility became effective on July 1, 1982, and is administered by NIB. See “Operations of NIB”.

On May 19, 1988, the Nordic Council of Ministers decided upon the establishment of the Nordic Development Fund (“NDF”) for the purpose of financing projects of Nordic interest on concessional terms in developing countries. The agreement regarding the establishment of NDF was signed by the Nordic countries on November 3, 1988, and NDF commenced operations on February 1, 1989. NDF is administered in close cooperation with NIB, but is a separate legal entity with its own board of directors and with its capital base provided by the five Nordic countries, who are direct owners of NDF. NDF credits are granted primarily to low- and lower-middle-income countries and initially only in combination with financing from other MFIs, including NIB.

On March 2, 1990, the Nordic Council of Ministers decided upon the establishment of the Nordic Environment Finance Corporation (“NEFCO”) for the purpose of promoting investments of Nordic environmental interest in Eastern and Central Europe. The agreement regarding the establishment of NEFCO was signed by the Nordic countries on the same day, and NEFCO commenced operations in October of 1990. NEFCO is administered in close cooperation with NIB, but is a separate legal entity with its own board of directors and with its capital base provided by the five Nordic countries, who are direct owners of NEFCO. NEFCO financing is carried out through equity capital investments in, or venture capital loans to, joint ventures between local and Nordic companies, e.g. for the production of environmental equipment.

On March 4, 1992, the Nordic Council of Ministers approved (in cooperation with the Baltic countries) a multilateral program to promote investments in the three Baltic countries, namely Estonia, Latvia and Lithuania (the “Baltic Investment Program”). The program, which initially ran until July 1, 1995 was later extended until the end of 1999. The program consisted of financial and technical assistance for small and medium-sized enterprises and the establishment of a national investment bank in each of the three Baltic countries. The program was administered by NIB, the European Bank for Reconstruction and Development and the Nordic Project Fund. See “Operations of NIB”.

In August 1996, the Nordic Prime Ministers decided to establish a special environmental loan facility (the “Environmental Investment Loan Facility” or “MIL”) to finance environmental investments in the region neighbouring the Nordic countries. The facility, which is administered by NIB, comprises loans and guarantees to governments, governmental agencies and public institutions, as well as private companies, in order to finance investments aimed at protecting the environment and reducing cross border pollution in the region neighbouring the Nordic countries. The facility was approved by the Nordic Council of Ministers on January 25, 1997, and became effective on August 28, 1997. See “Operations of NIB”.

In November 1997, the Nordic Council of Ministers decided that the legal framework of NIB and its sister organizations NEFCO and NDF should be revised to reflect their status as international organisations. A new agreement in relation to NIB was signed on October 23, 1998. In relation to NEFCO and NDF, new agreements were signed on November 6, 1998, November 9, 1998, respectively.

The Baltic countries, Estonia, Latvia and Lithuania, have for several years participated in the Nordic cooperation, for example, by attending some of the sessions of the Nordic Council.

As mentioned above, on January 1, 2005, Estonia, Latvia and Lithuania became members of NIB. The enlargement of the membership followed eighteen months of preparation after a policy decision taken by the Nordic prime ministers in June 2003. The 2004 Agreement on NIB calls for a new structure for the governance of the Bank. From January 1, 2005, NIB will have an entirely new body, the Board of Governors, which will replace the Nordic Council of Ministers and its functions in the previous legal framework of the Bank.

Statutory Purposes

The 2004 Agreement and the Statutes provide that the purpose of NIB is to make financing available in accordance with sound banking principles and taking into account socio-economic considerations, to carry into effect investment projects of interest to the Member countries and other countries which receive such financing. NIB is to aim for a profit in its operations in order to provide for the accumulation of reserves and a reasonable return on its paid-in capital.

CAPITALIZATION AND RESERVES

The following table sets forth the capitalization of NIB at December 31, 2004. This table should be read in conjunction with the Financial Statements for the fiscal year ended December 31, 2004, and the Notes thereto included as Exhibit III to this Report on Form 18-K.

			Outstanding at
			December 31, 2004

			millions of EUR	millions of USD

Funded Debt (1)			12,354.6	16,828.2
Equity:	millions of Euro	millions of USD

Subscribed	4,000.0	5,448.4
Available for call	(3,595.7)	(4,897.7)
Paid-in capital			404.3	550.7
Statutory Reserve			645.0	878.6
General Credit Risk Fund			357.0	486.3
Special Credit Risk Fund PIL			188.2	256.4
Debt Initiative for Heavily Indebted Poor Countries			4.3	5.9
Other value adjustments according to IAS 39			9.5	12.9
Profit for the year			172.4	234.8

Total Equity*			1,780.6	2,425.4
Total Capitalization*			14,135.3	19,253.7

*	May differ from the sum of individual figures due to rounding.
(1)	Between January 1, 2005 and April 30, 2005, the Bank incurred borrowings equivalent to approximately EUR 1,188.2 million ($1,539.6 million). Translated at the EUR/USD exchange rate at April 29, 2005.

Authorized Capital Stock

The Board of Governors can, upon a proposal by the Board of Directors of NIB, decide upon an increase in the authorized capital stock of the Bank. To become effective, such a decision requires the approval of the parliament in each of the Member countries.

The authorized capital stock of the Bank, which was initially SDR 400.0 million ($621.2 million), has been increased several times. As of December 31, 2004, the authorized capital stock of NIB stood at EUR 4,000.0 million ($5,448.4 million) and was fully subscribed by the Nordic countries as follows:

	Millions of	Millions of	Percentage
	EUR	USD	of total

Denmark	881.1	1,200.1	22.0%
Finland	765.8	1,043.1	19.2%
Iceland	38.6	52.6	1.0%
Norway	793.1	1,080.3	19.8%
Sweden	1,521.4	2,072.3	38.0%

Total	4,000.0	5,448.4	100.0%

Due to the fact that Estonia, Latvia and Lithuania became members of NIB on January 1, 2005, NIB’s authorized and subscribed capital increased to EUR 4,142.0 million ($5,641.8 million) as of January 1, 2005. The capital increase was carried out as an issue subscribed by the new member countries proportionally to the distribution key based on the Member countries’ gross national income.

Paid-in Capital and Callable Capital

The Statutes provide that NIB’s authorized capital stock shall consist of a paid-in portion and a callable portion. Of NIB’s total authorized capital stock of EUR 4,000.0 million ($5,448.4 million), the paid-in portion was EUR 404.3 million ($550.7 million) at December 31, 2004, which corresponded to approximately 10.1% of the total authorized capital stock of the Bank. As a result of the capital increase due to the enlarged membership base as mentioned above, the paid-in portion of the authorized capital is rising to EUR 418.6 million ($570.2 million). The new member countries shall make their payments of the paid-in portion pursuant to an agreed schedule in three annual instalments.The first instalment was paid in on March 31, 2005.

All subscribed capital not paid in is subject to call by the Board of Directors of NIB to the extent that the Board deems it necessary for the fulfilment of the Bank’s debt obligations. The Statutes do not require that calls be made pro rata, but it is anticipated that, in the first instance, calls would be made in that manner. Failure by any Member country to make payment on any such call would not excuse any other Member country from its obligation to make payment. No Member country can legally be required on any such call to pay more than the unpaid balance of the callable portion of its subscribed capital. To date no such calls have been made.

In view of NIB’s character as an institution for regional cooperation, there are no provisions in the 2004 Agreement for admitting additional countries. While a Member country may withdraw by giving notice in accordance with the provisions set forth in the 2004 Agreement, the 2004 Agreement also provides that a withdrawing country must remain liable for those commitments of NIB that were in force at the time of the withdrawal to the same extent as immediately prior to such withdrawal.

Reserves

Under the Statutes, NIB’s annual net profits are to be transferred to a statutory reserve (the “Statutory Reserve”) until such reserve equals 10% of the authorized capital stock of the Bank. Thereafter, the Board of Governors, acting upon the proposal of the Board of Directors of NIB, will determine the allocation of net profits between further transfers to the Statutory Reserve and the payment of dividends to the Member countries.

No transfer was made to the Statutory Reserve out of the profit from fiscal year 2004. At December 31, 2004 the Statutory Reserve amounted to EUR 645.0 million ($878.6 million) or 16.1% of the Bank’s authorized capital.

NIB has annually allocated a portion of each year’s profit as a general credit risk reserve (the “General Credit Risk Fund”) for unidentified risks in the Bank’s operations. At December 31, 2004, the General Credit Risk Fund amounted to EUR 357.0 million ($486.3 million). After allocation of EUR 67.4 million ($91.8 million) of the profit from fiscal year 2004 to the General Credit Risk Fund, the General Credit Risk Fund amounts to EUR 424.4 million ($578.1 million). The General Credit Risk Fund is available to cover losses arising from NIB’s lending portfolio as well as other risks NIB assumes in its business activities, such as the activities of its treasury department. The risks covered with respect to the treasury activities include market risks as well as counterparty risks. For further information in this regard, please see “Financial Policies and Risk Management” below.

In addition, as required by Section 8 of the Statutes, the Bank has established a separate special credit risk fund to be used exclusively for any future project investment loan losses (the “Special Credit Risk Fund (PIL)”). At December 31, 2004, the Special Credit Risk Fund (PIL) amounted to EUR 188.2 million ($256.4 million). Due to the changes in the guidelines for calling the Member countries’ guarantees for the PIL-facility which entered into force on July 1, 2004, the Bank intends to continuously hold sufficient reserves in the Special Credit Risk Fund (PIL) to cover potential losses in this portfolio. After allocation of EUR 50.0 million ($68.1 million) of the profit from fiscal year 2004 to the Special Credit Risk Fund (PIL), the Special Credit Risk Fund (PIL) amounts to EUR 238.2 million ($324.5 million). For further information regarding the PIL facility and the Member countries’ guarantees, see “Operations of NIB – International Lending”.

In addition NIB has built up a reserve as part of equity for the debt relief program for the most Heavily Indebted Poor Countries (“HIPC”). HIPC was initiated by the World Bank and the International Monetary Fund. NIB’s participation in HIPC concerns only one borrower country. The HIPC reserve amounts to EUR 4.3 million ($5.9 million).

As part of the terms and conditions of membership, Estonia, Latvia and Lithuania have, as of January 1, 2005, agreed to pay to NIB’s reserves the aggregate amount of EUR 42.7 million ($58.2 million) in the same proportion as their respective shares of the subscribed capital. Estonia, Latvia and Lithuania will make their payments in semi-annual instalments in accordance with individual payment agreements during the period from March 31, 2008 to September 30, 2012.

The Bank has paid EUR 55.0 million ($74.9 million) of the profit from fiscal year 2004 in dividends.

FUNDED DEBT

The following table sets forth a summary of the Bank’s outstanding funded debt at December 31, 2004. The Bank’s borrowing transactions are in most cases recognized in the Balance Sheet at fair value in accordance with the IAS 39 principle on hedge accounting. (1)

	Millions	Millions
Currency of Borrowing	of EUR	of USD

U.S. dollars	4,499.5	6,128.8
Pounds sterling	1,827.3	2,489.0
Japanese yen	1,559.8	2,124.6
Euro	830.1	1,130.7
Australian dollars	687.4	936.3
Swedish kronor	607.5	827.5
Hong Kong dollars	449.9	612.8
New Taiwan dollars	449.3	612.0
Norwegian kroner	291.3	396.8
Danish kroner	100.9	137.4
Canadian dollars	97.0	132.1
South African rand	87.9	119.7
Slovak korunas	77.4	105.4
New Zealand dollars	74.0	100.8
Singapore dollars	67.0	91.3
Icelandic kronur	31.3	42.6
Polish zloty	24.2	33.0
Latvian Lats	7.2	9.8

Total*	11,768.9	16,030.4
IAS 39 value adjustments	585.7	797.8

Total, borrowings outstanding*	12,354.6	16,828.2

*	May differ from the sum of individual figures due to rounding.
(1)	See also Notes 13 and 17 to the Financial Statements included as Exhibit III to this Report on Form 18-K.

Between January 1, 2005, and April 30, 2005, NIB borrowed EUR 1,188.2 million ($1,539.6 million) in the following currencies: (2)

	Millions of	Millions
Currency of Borrowing	EUR	of USD

U.S. dollars	820.8	1,063.5
Australian dollars	224.1	290.4
New Turkish lira	58.8	76.2
Slovak koruna	45.3	58.7
Japanese yen	10.4	13.5
Capitalization of previous borrowing transactions	23.5	30.4
Premium/Discount	5.3	6.9

Total	1,188.2	1,539.6

(2)	Amounts converted into Euro at the following April 29, 2005, exchange rates: 1 EUR = 1.2957 U.S. Dollars; 1.6565 Australian dollars; 1.8031 New Turkish lira; 39.435 Slovak koruna; and 136.24 Japanese yen.

Schedules containing information with respect to all outstanding borrowings of NIB at December 31, 2004, and April 30, 2005 are included as Exhibits I and V, respectively, to this Report on Form 18-K. NIB may from time to time hereafter issue additional debt securities denominated in various currencies or currency units.

There have been no defaults by NIB in the payment of any principal or interest in respect of any of its debt.

BORROWING PROGRAMS AND LIQUIDITY MANAGEMENT

NIB finances its lending activities by borrowing and issuing bonds on various global and domestic capital markets. The Bank carries out its borrowing in accordance with a global strategy designed to meet its investors’ needs for investments with the highest possible credit rating. A large portion of NIB’s medium- and long-term borrowing is conducted under its Euro MTN program (the “EMTN-program”) which currently has a ceiling of EUR 15,000.0 million ($20,431.5 million).The EMTN-program is not exclusively tailored for issues placed in Europe but can also be used for issues placed outside of Europe, subject to local regulatory requirements. The program also enables NIB to arrange structured transactions.

During 2002 NIB changed its U.S domestic medium-term note program, which was originally established in 1993, to a global program. The program was registered with the Securities and Exchange Commission (“SEC”) in the U.S. with a ceiling of USD 3,000.0 million, which amount was increased to USD 8,000.0 million in 2005.

In 1996, NIB established a domestic Swedish medium-term note program with a ceiling of SEK 4,000.0 million ($604.0 million), which was increased to SEK 8,000.0 million ($1,208.0 million) in 1998(1).

In addition, in 1999 NIB also established a domestic Australian dollar medium-term note program with a ceiling of AUD 2,000.0 million ($1,560.4 million)(1).

During 2004 NIB borrowed EUR 1,808.3 million ($2,463.1 million) by means of 18 transactions in eight different currencies. EUR 809.1 million ($1,102.0 million) of this total came from 14 transactions under the EMTN-program. Under the global program NIB issued its third global benchmark issue of USD 1,000.0 million, which was registered with the SEC and listed on the Luxembourg Stock Exchange. A fourth global benchmark issue of USD 1,000.0 million was issued in February 2005. The average maturity for NIB’s 2004 borrowing operations is 5.9 years, compared with 4.9 years in 2003.

For the years 2005 and 2006, the Board of Directors of the Bank has authorized the Bank to raise medium- and long-term borrowing up to EUR 5,000.0 million ($6,810.5 million) and EUR 4,000 million ($5,448.4 million) respectively.

(1) At the exchange rate of 1 SEK = USD 0.1510 and 1 AUD = USD 0.7802 as of December 31, 2004.

Due to investor demand and in order to reduce its costs of borrowing, the Bank frequently enters into structured borrowing transactions in which the interest rate and repayment schedule can be tied to developments in, for example, interest rates, exchange rates, or share indexes. These transactions are all hedged by swaps or other hedging transactions with a structure corresponding to the structure in the borrowing transaction designed to eliminate the market exposure to these variables. (The Bank manages the credit risks posed by the counterparties to these transactions as described below under “Financial Policies and Risk Management.”) After such hedges the Bank’s interest rate exposure is limited to fluctuations in the applicable floating rate. Unless a fixed rate borrowing is matched with a corresponding lending transaction such fixed rate borrowing is also swapped into floating rate.

As noted below under “Financial Policies and Risk Management” the Bank has established financial guidelines, which stipulate that all kinds of risk should be kept under strict control. In accordance therewith, the Bank utilizes both interest rate and currency swaps and other derivatives, primarily futures and forward contracts, in connection with its borrowing, lending and investment of liquid funds, in order to keep its foreign currency and interest rate risk within established limits. The volume of outstanding derivatives as of December 31, 2004, are set forth in Note 11 to the Financial Statements included as Exhibit III to this Report on Form 18-K.

NIB has had a commercial paper program in the U.S. market since 1980 and in the Euro market since 1987. In addition, NIB obtains short-term funds in the interbank market through deposits. These deposits are undertaken in most of the currencies listed under “Funded Debt” above. For each of the years 2005 and 2006, the Board has authorized the Bank to raise short-term funding provided that the outstanding amount at any time does not exceed EUR 1,000.0 million ($1,362.1 million).

The amounts of medium-term notes issued under the programs referred to above are set forth in Note 12 to the Financial Statements. There was no need to issue notes under the Commercial Paper programs in 2004 and NIB had no borrowings outstanding under the programs at year-end, which was also the case at year-end 2003. The figures for the interbank market were EUR 416.8 million ($567.7 million) at year-end 2004, compared with EUR 367.0 million ($499.9 million) at year-end 2003.

NIB’s goal is to continuously maintain a sufficient amount of liquidity to give the Bank flexibility in carrying out its borrowing program. In general, NIB strives to achieve a level of net liquidity that corresponds to its liquidity needs for twelve months. This enables the Bank to avoid accessing capital markets for borrowing during times of unfavorable market conditions. Using the method of calculation under International Financial Reporting Standards, the Bank’s net liquidity amounted to EUR 2,876.0 million ($3,917.4 million) at December 31, 2004, compared with EUR 2,744.3 million ($3,738.0 million) at December 31, 2003. The solidity ratio was 10.9% at December 31, 2004, and was 9.9% at December 31, 2003.

NIB’s liquidity is primarily placed in U.S. dollars and Euro at variable interest rates. The U.S. dollar constituted 25% and the Euro 75% of the Bank’s liquidity at December 31, 2004. The Bank’s liquid assets are placed in the short-term market, using several different money market instruments. These consist of deposits, floating rate notes (FRN), asset-backed securities and asset swaps.

NIB has an external interest rate trading programme related to the management of its liquidity. The purpose of the programme is to utilize active trading as a way of increasing return, as well as strengthening and benchmarking NIB’s own internal liquidity management. By the end of 2004, NIB had contracted four asset management firms for the management of a USD denominated nominal portfolio of USD 200 million, corresponding to EUR 147 million.

NIB’s equity rose during 2004 from EUR 1,649.6 million ($2,246.9 million) to EUR 1,780.6 million ($2,425.4 million). Profits for the year amounted to EUR 172.4 million ($234.8 million). NIB strives to achieve a stable return on its equity. The Bank invests an amount corresponding to its equity in a separate interest-bearing securities portfolio, which is composed mostly of fixed and floating rate securities but which also includes some derivative financial instruments, primarily financial futures contracts. (For further information in this regard, please see “Financial Policies and Risk Management”) NIB refers to this as its EUR fixed income portfolio. The return on this portfolio is an important contributor to NIB’s total profits. For accounting purposes, this portfolio is divided into one portfolio of securities that are anticipated to be held until maturity (the investment portfolio), and another portfolio, a mark-to-market portfolio which consists of securities that can be bought and sold continuously, based on an assessment of market developments (the trading portfolio). The distribution between the portfolios was 66% of total placements in the investment portfolio and 34% in the trading portfolio at year-end 2004.

FINANCIAL POLICIES AND RISK MANAGEMENT

Since 1996, NIB has had an independent risk management unit which monitors risks associated with the Bank’s operations.

The Bank’s financial guidelines stipulate that all kinds of risk (including interest rate risk, foreign exchange risk and counterparty risk) should be kept under strict control. In accordance with the Statutes of the Bank, NIB is particularly careful to protect itself against foreign exchange risk. Such risk is controlled on a daily basis and is kept within very narrow limits set by the Board of Directors of the Bank.

In addition, the Board of Directors of the Bank has set up maximum limits for the interest rate risk the Bank may take excluding the EUR fixed income portfolio, which is monitored separately. NIB’s exposure is calculated by measuring how much an interest rate change of one percent would affect the Bank’s net interest income over time (gap analysis). The limits, which are set for each individual currency as well as for the Bank as a whole, are adjusted annually, and are expressed as percentages of the Bank’s equity, meaning that the net interest income effect of the hypothetical one percent change across the portfolio may not exceed the stated percentage of the Bank’s equity. The total limit is fixed at approximately 2% of NIB’s equity, which as of December 31, 2004, corresponds to EUR 32.0 million ($43.6 million). Total interest rate risk exposure at December 31, 2004, was EUR 3.3 million ($4.5 million). (1)

In addition to using gap analysis, NIB has another limit system designed to ensure efficient management of the maturity profile of assets and liabilities. The exposure is calculated by measuring how much a 0.1 percentage point change in the margin on an asset or liability can affect the Bank’s net interest income over time. The limit is established for the Bank as a whole, and as of December 31, 2004, was set at EUR 16.0 million ($21.8 million), which is about 1% of the Bank’s equity. NIB’s total exposure at year-end was about 98% of the total limit. In addition to this sensitivity analysis, a EUR 1,000.0 million ($1,362.1 million) ceiling has been established to limit the difference in the cash flow between assets and liabilities in the course of any given year. This serves to prevent a large concentration of refinancing or reinvestment needs in the capital markets in a single year.

In order to meet these limits, NIB monitors interest rate fluctuations and other risks associated with its operations on an ongoing basis. NIB also uses various types of derivative instruments such as interest rate and currency swaps, forward contracts, futures contracts, forward rate agreements and options, primarily to protect itself against the market risk arising from the Bank’s fixed interest borrowing and lending transactions.

For the EUR fixed income portfolio, interest-rate risk limits have been established and are expressed as a combination of modified duration and value-at-risk (VAR) limits. The modified duration for the investment portfolio is to be between 3.0 and 5.5 years and between 0.5 and 5.5 years for the trading portfolio. The VAR-limit for the trading portfolio is 0.4% per day based on a confidence level of 95% and a holding period of one day.

As noted above, NIB is required under the Statutes to obtain adequate security for its loans. NIB’s internal risk rating systems try to ensure this. Both the obligor and the transaction are rated to estimate the obligor’s creditworthiness and the loss given default for the individual transaction. There are three master rating scales, the obligor master scale, the security masterscale and the transaction master scale. The obligor master scale has 20 grades, the security master scale has 9 grades and the transaction master scale has 20 grades. The transaction masterscale reflects the expected loss inherent in the transaction. The Bank also has strict rules regarding exposure to individual borrowers and composition of the portfolio. For further information in this regard, see “Operations of NIB – Loan Policy”.

During the last 18 months NIB has developed and implemented a credit portfolio model. Combined with the market risk measurement, business risk measurement and the operational risk measurement, which is based on the standard approach from Basel II, the total Economic Capital for NIB is assessed. This tool, comprising both lending and treasury activities, enables NIB to estimate the capital needed to withstand adverse changes in the creditworthiness of its counterparties. The new system, based on an economic capital approach, will contribute to a more comprehensive assessment of NIB’s capital requirement to ensure and protect NIB’s AAA/Aaa rating as required by the goals of NIB’s owners. It will also facilitate the assessment of NIB’s capital as regards both the capital backing of individual loans and the backing of NIB’s various portfolios.

(1) The corresponding figures for the previous four financial years were as follows: 2003, EUR 2.7 million ($3.7 million); 2002, EUR 4.2 million ($5.7 million); 2001, EUR 5.2 million ($7.1 million ); and 2000, EUR 2.9 million ($3.9 million).

The Bank accepts only counterparties of high credit standing for its treasury operations, and is therefore continuously evaluating the creditworthiness of existing and potential counterparties. To this end, NIB’s Board of Directors sets limits for each individual counterparty. These limits are adjusted annually on the basis of the size of NIB’s equity. The Board of Directors of the Bank is also continuously involved in approving changes to limits based on changes in counterparties’ creditworthiness and economic position.

In managing its exposure under derivative instruments, particularly swaps, NIB utilizes a system that permits precise monitoring of the market value of each individual swap and, as a result, NIB’s exposure vis-a-vis its swap counterparties. In addition to calculating the current market value for each individual transaction entered into, the potential risk exposure for each such transaction is also calculated. The calculation of this potential risk is made in a manner more conservative than would be required under the 1988 Capital Accord by the Basel Committee on Banking Supervision. NIB uses a calculation system similar to that of the Basel Committee but with more stringent thresholds.

Potential credit risk exposure is not calculated when the Bank enters into collateral agreements with swap counterparties. Collateral is then posted by the party being the net obligor after each mark-to-market. Only the value of an obligation above a certain threshold level is normally collateralised. The threshold levels are set in relation to the counterparty’s credit rating.

For a description of the risk measures regarding the Bank’s lending operations, see “Operations of NIB – Loan Policy”.

OPERATIONS OF NIB

Loan Policy

NIB’s basic lending objective is to provide funds for eligible projects as determined by the Bank in accordance with the Statutes on a case-by-case basis. NIB works towards closer economic integration between its Member countries. Each eligible project must be assessed as being economically, financially, technically and environmentally viable. Each eligible project must also further the objectives established for the Bank by its Member countries and, in the case of investments outside of the Member countries, the development objectives of the recipient country. Furthermore, in the case of NIB’s international lending, an agreement is required regarding each recipient country’s recognition of NIB as a legal person under public international law and as having legal capacity under the municipal law of the country in question as well as recognition of NIB’s status as a MFI.The Bank follows a policy similar to that of other multilateral financial institutions as regards the debt service obligations of its borrowers. Therefore, the Bank has not participated in any debt reschedulings of national debt.

The requirements for the Bank’s lending objectives are not strictly defined but are evaluated in each case on its merits. Initially this meant that the project in question was in the interest of two or more of the member countries. Examples include cooperation in industrial and infrastructure investments. This cooperation can take the form of supply of capital goods or services to the project or sponsorship thereto or responsibility for operations and maintenance of the project after completion.

Over the years, NIB has adapted its activity to the developments in the policies of the Member countries. Currently, projects in certain areas, both geographical and sectoral, are eligible even if the project is connected to only one Member country. These projects include investments that improve the quality of the environment, financing of infrastructure investments, investments in corporate research and development and investments in the neighbouring areas. Projects in neighbouring areas which have a positive impact on the environment in the Member countries or which strengthen infrastructure links between the Member countries and neighbouring areas are also eligible for financing even if a Member country is not directly involved.

There are no specific requirements that NIB favor particular industries, economic sectors or countries as potential recipients, and there is no specified limit on the aggregate amount of loans that may be made to borrowers from a particular Member country. Loans may be granted for both governmental and private projects. A loan will not be made, nor a guarantee provided, if it is opposed by the government of the country in which the related project is located.

The operations of NIB are to be conducted in accordance with sound banking principles and loans and guarantees are to be granted on commercial banking terms.

Within the framework of NIB’s financial guidelines and risk management, the Bank’s lending operations are classified with respect to counterparty risk and the value of the security provided. A risk category is then determined for each loan.

The Board of Directors of NIB has decided that the maximum amount of investment loans granted for a single project generally should not exceed 50% of the total cost of the project and that the maximum amount granted to borrowers belonging to a single group of companies should not, as a rule, exceed 20% of the Bank’s paid-in capital and general reserves. This 20% limit is not applicable for loans under special lending programs or if the loans are secured by a guarantee from any of the Member countries. In contrast, the 20% limit is reduced in the case of less creditworthy borrowers.

The table below shows NIB’s 10 largest exposures under its general loan and guarantee authorization at December 31, 2004, calculated as a percentage of a) total amount outstanding under the authorization and b) the paid-in capital and general reserves of the Bank.

Rank	% of total amount outstanding	% of the paid-in capital and general reserves

1	3.1	18.7
2	2.6	15.9
3	2.6	15.6
4	2.6	15.5
5	2.0	12.2
6	2.0	12.1
7	1.9	11.4
8	1.8	11.0
9	1.8	11.0
10	1.7	10.1

The Board of Directors has decided to limit the exposure (defined as total disbursements and loan commitments) of PIL (defined below) loans by setting a country limit related to the size and credit standing of the host country. For information about NIB’s exposure under the PIL-facility, see “International Lending – Project Investment Loans”.

As noted above, NIB is required under the Statutes to protect itself against foreign exchange rate risks. NIB’s general policy is to grant loans in the same currencies in which it borrows and not to convert funds obtained by it into other currencies without appropriate forward exchange risk coverage. Loans may be denominated in more than one currency and, although disbursements may be made in other currencies, must be repaid in the currencies in which they are denominated.

In 2000, NIB further enhanced and improved its systems in order to control and measure the matching of the maturities of its loans to those of its borrowings. In this connection, the Board of Directors approved conservative limits for the maximum impact on the Bank’s net interest income due to future refinancing or reinvestment risks in its balance sheet. For further information in this regard, see “Financial Policies and Risk Management”.

The majority of the Bank’s loans are made with final maturities of between five and fifteen years. Disbursements, amortizations and final maturities of the Bank’s loans are dependent upon each project’s schedule of development, cash flow generation, ultimate economic life and the availability to NIB of appropriate financing.

NIB’s loans are made at both fixed and floating rates of interest, but in either case the rate is determined by reference to the incremental cost of funds in the relevant currency and by the underlying security and maturity of the loan. In order for NIB to be compensated for maintaining sufficient liquidity and to accommodate its borrowers’ loan disbursement requirements, NIB has established a schedule of commitment fees to be charged on the undisbursed portions of its loan commitments.

Ordinary loans

NIB’s ceiling for Ordinary lending amounts to 250% of its authorized capital stock and accumulated, unallocated reserves (the Statutory Reserve and the General Credit Risk Fund). After allocation of the profit for fiscal year 2004 the Bank’s Ordinary lending ceiling amounts to EUR 12,673.4 million ($17,262.4 million). See “Capitalization and Reserves – Authorized Capital Stock”. At December 31, 2004, outstanding loans (other than project investment loans, environmental investment loans and Baltic investment loans, which are described below and outside the scope of the general loan authorization for Ordinary lending) amounted to the equivalent of EUR 8,583.1 million ($11,691.0 million) and issued guarantees amounted to the equivalent of EUR 25.0 million ($34.1 million), which together represented 169.8% of the Bank’s authorized capital stock and accumulated, unallocated reserves as of December 31, 2004.

Special lending programs

The Bank has currently three special lending programs in addition to its Ordinary lending.

NIB may make project investment loans and give related guarantees under the project investment loans (“PIL”) facility. The authorization for the PIL facility has been increased from EUR 3,300.0 million ($4,494.9 million) to EUR 4,000.0 million ($5,448.4 million) with effect from July 1, 2004. PIL loans to Estonia, Latvia and Lithuania were re-allocated from the PIL facility to Ordinary lending as of November 1, 2004. As a result project investment loans outstanding as of December 31, 2004, amounted to EUR 1,640.2 million ($2,234.1 million). No guarantee was issued under this facility.

Under the environmental investment loans facility (“MIL”), the Bank may make investment loans and guarantees up to a maximum amount of EUR 300.0 million ($408.6 million) to finance projects to improve the environment and reduce pollution in the regions neighbouring the Member countries. Outstanding environmental investment loans were re-allocated from the MIL facility to the PIL facility during 2001. As a result of the re-allocation, only EUR 43.6 million ($59.4 million) was outstanding at December 31, 2004. No guarantee was issued under this facility.

Under the Baltic investment loans (“BIL”) facility, the Bank was authorized to make special investment loans and guarantees up to a maximum amount of EUR 60.0 million ($81.7 million). This facility expired at the end of 1999. At December 31, 2004, outstanding Baltic investment loans amounted to EUR 12.2 million ($16.6 million). No guarantee was issued under this facility.

For a further description of the special lending programs, see “Operations of NIB – International Lending”.

Although a majority of the Bank’s loans have been made for projects located in the Member countries, an increasing number of loans are being made for projects located elsewhere. NIB’s lending within the Member countries can be grouped into two categories – investment loans and regional loans. NIB’s international lending includes the special lending programs and other international investment loans.

Nordic Lending

The Bank’s Nordic lending comprises investment loans, regional loans and loan guarantees. At December 31, 2004, investment loan and regional loan commitments totalled EUR 8,471.1 million ($11.538.5 million), of which EUR 8,191.6 million ($11,157.8 million) was outstanding. Guarantees issued under Nordic lending amounted to EUR 25.0 million ($34.1 million) at December 31, 2004.

Investment Loans

At December 31, 2004, investment loans consisted of projects situated in the Nordic countries. In addition, NIB granted investment loans for projects situated outside the Nordic countries if either the security for the project was provided by a participant within the Nordic countries or the borrower was located in one of the Nordic countries. As from January 1, 2005 this will relate also to the new member countries. For more information on eligibility for investment loans, see “Operations of NIB – Loan Policy”.

At December 31, 2004, NIB had investment loan commitments totalling EUR 8,406.6 million ($11,450.6 million), of which EUR 8,127.1 million ($11,069.9 million) was outstanding.

Regional Loans

Since June 1980, NIB has made loans to national regional credit institutions in the Nordic countries that have been designated as eligible loan recipients by the Nordic Council of Ministers. The loans are on-lent by the recipients to investment projects in development regions within the Nordic countries pursuant to a program for Nordic regional cooperation adopted by the Nordic Council of Ministers. The facility is limited to 5% of the ceiling for Ordinary lending, and currently amounts to EUR 633.7 million ($863.2 million). At December 31, 2004, NIB had commitments for 12 regional loans totalling EUR 64.5 million ($87.9 million), all of which were outstanding.

The table below shows the number, principal amount and percentage distribution of investment loans and regional loans outstanding as well as issued guarantees at December 31, 2004, allocated by country according to the domicile of the borrower’s group headquarters.

Loans	Number of Loans	Percentage	Amount (millions of EUR)	Percentage	Amount (millions of USD)

Denmark	61	12.6%	1,090.0	13.3%	1,484.7
Investment Loans	61		1,090.0
Regional Loans	0		0.0
Finland	176	36.2%	2,437.5	29.8%	3,320.1
Investment Loans	173		2,402.4
Regional Loans	3		35.1
Iceland	87	17.9%	642.5	7.9%	875.2
Investment Loans	78		613.2
Regional Loans	9		29.3
Norway	40	8.2%	954.2	11.7%	1,299.7
Investment Loans	40		954.2
Regional Loans	0		0.0
Sweden	121	24.8%	3,020.4	37.0%	4,114.1
Investment Loans	121		3,020.4
Regional Loans	0		0.0

Total Loans*	485	99.8%	8,144.4	99.7%	11,093.5

Guarantees:
Finland	1	0.2%	25.0	0.3%	34.1
Sweden	0	0.0%	0.0	0.0%	0.0
Total Guarantees	1	0.2%	25.0	0.3%	34.1

IAS 39-value adjustments			47.2		64.3
Total Loans and Guarantees*	486	100.0%	8,216.6	100.0%	11,191.8

* May differ from the sum of individual figures due to rounding.

International Lending

As noted above, the Bank’s international lending comprises the special lending programs PIL, MIL and BIL and other international investment loans. At December 31, 2004 commitments for such loans aggregated EUR 2,955.3 million ($4,025.4 million), of which EUR 2,087.5 million ($2,843.4 million) was outstanding. At December 31, 2004, there were no guarantees issued under international lending.

Project Investment Loans (PIL)

PIL loans and guarantees are intended to finance projects in growth markets of Asia, Latin America, Central and Eastern Europe, Africa and the Middle East, where such projects are in the interest of Member countries and the recipient countries. These loans are intended to help meet the demand for long-term financing of projects and are made in accordance with regular banking practices. A majority of such loans are made to governments or against government guarantees. Such loans can also be made for infrastructure projects in recipient countries without a direct guarantee from the government if the projects are supported by long-term indirect undertakings by the government of such country. Projects may be co-financed with the World Bank, other multilateral and bilateral institutions as well as commercial banks.

The authorization for this program is set in absolute terms in the Statutes as EUR 4,000.0 million ($5,448.4 million). Each PIL loan is guaranteed on an individual basis by the Member countries for a maximum of 90% of its principal amount plus interest up to an aggregate amount of EUR 1,800.0 ($2,451.8 million), or 45.0% of the total program. It is within the powers of the Board of Directors to designate which loans and guarantees should be included in this program at any given time. It is also the Board of Directors who decides to call on the Member country guarantees. Since the inception of the program in 1982 no such calls have been made. The authorization for the program has been increased several times. On October 27, 2003, the Nordic Council of Ministers approved an increase in the PIL-facility from EUR 3,300.0 million ($4,494.9 million) to EUR 4,000.0 million ($5,448.4 million), with no change in the EUR 1,800.0 million ($2,451.8 million) guarantee. The increase became effective on July 1, 2004. In connection with this increase, and with the same effective date, NIB decided to adjust the guidelines for calling the Member countries’ guarantees. Under the adjusted guidelines, NIB will assume 100% of any losses occurred under an individual PIL loan, up to the amount available at any given time in the Special Credit Risk Fund (PIL). Only thereafter would NIB call the Member countries’ guarantees. In view of these adjusted guidelines, the Bank intends to continuously hold sufficient reserves in the Special Credit Risk Fund (PIL) to cover potential losses in this portfolio.

At December 31, 2004, NIB had commitments for 266 project investment loans totalling EUR 2,271.8 million ($3,094.4 million), of which EUR 1,640.2 million ($2,234.1 million) was outstanding and one guarantee commitment of EUR 28.7 million, ($39.1 million).

The table below shows the allocation of project investment loans by number and outstanding principal amount as well as total commitments for each country at December 31, 2004.

				Total
		Loans outstanding		Commitments
	Number of	millions of		millions of
Sovereign PIL	loans	EUR	USD	EUR	USD

Botswana	2	11.3	15.4	11.3	15.4
Brazil	1	73.4	100.0	73.4	100.0
Cameroon	2	4.2	5.7	4.2	5.7
China	111	167.2	227.7	297.5	405.2
Colombia	3	33.7	45.9	33.7	45.9
Egypt	1	2.2	3.0	2.2	3.0
India	4	44.4	60.5	44.4	60.5
Indonesia	12	88.5	120.6	103.2	140.6
Jordan	1	5.6	7.6	5.9	8.0
Mauritius	3	4.0	5.5	20.0	27.2
Mexico	6	81.9	111.6	122.3	166.6
Pakistan	5	12.5	17.0	12.5	17.0
Peru	1	0.8	1.1	0.8	1.1
Philippines	3	32.2	43.9	32.3	43.9
Poland	5	153.1	208.5	160.3	218.3
Romania	4	27.1	36.9	59.7	81.3
Slovak Republic	2	5.7	7.8	10.7	14.6
South Africa	2	30.8	42.0	30.8	42.0
Thailand	6	107.1	145.9	107.1	145.9
Tunisia	13	145.8	198.6	196.9	268.2
Turkey	11	104.9	142.9	108.7	148.1
Venezuela	4	54.3	74.0	63.7	86.8
Vietnam	22	61.8	84.2	154.1	209.9

Sovereign lending, total*	224	1,252.5	1,706.0	1,655.6	2,255.1

Non-sovereign PIL
Argentina	2	16.8	22.9	16.8	22.9
Black Sea Trade and Development Bank	1	0.0	0.0	15.0	20.4
Brazil	6	75.3	102.6	112.4	153.1
Bulgaria	1	0.0	0.0	10.0	13.6
Central American Bank for Economic Integration	2	22.0	30.0	44.0	59.9
China	1	2.3	3.1	2.3	3.1
Corporacion Andina de Fomento	2	21.7	29.6	36.3	49.4
Czech Republic	3	45.7	62.2	51.7	70.4
Egypt	1	2.4	3.3	3.2	4.4
India	4	69.8	95.1	72.4	98.6
Laos	1	5.0	6.8	5.0	6.8
Peru	1	0.0	0.0	22.0	30.0
Philippines	4	18.9	25.7	33.5	45.6
Poland	2	12.1	16.5	17.1	23.3
Romania	1	23.1	31.5	23.1	31.5
Russia	2	0.5	0.7	24.0	32.7
South Africa	7	45.4	61.8	100.5	136.9
Thailand	1	22.0	30.0	22.0	30.0

Non-sovereign PIL, total*	42	383.0	521.7	611.6	833.1
PIL, total*	266	1,635.5	2,227.7	2,267.1	3,088.0
IAS 39-value adjustments		4.7	6.4	4.7	6.4

Total*		1,640.2	2,234.1	2,2718.	3,094.4

* May differ from the sum of individual figures due to rounding.
PIL loans to Estonia, Latvia and Lithuania (totalling EUR 232.2 million, $316.3 million) were transferred to NIB’s other international investment loans (IL) as of November 1, 2004.

Environmental Investment Loans (MIL)

From January 1, 2005, the MIL facility consists of loans and guarantees for the financing of private and public projects in the region neighboring the Member countries to improve the environment and reduce cross border pollution in the region. The MIL facility was established in 1997 after formal decisions in each of the Nordic countries. The authorization for this facility was initially EUR 100.0 million ($136.2 million). In June 2002 the Nordic Council of Ministers decided to increase the amount to EUR 300.0 million ($408.6 million). The increase entered into force on January 1, 2003. This facility is 100% guaranteed by the Member countries. It is within the powers of the Board of Directors to designate which loans and guarantees should be included under this facility at any given time. At December 31, 2004, NIB had commitments amounting to EUR 127.7 million ($173.9 million) under this facility, of which EUR 43.6 million ($59.4 million) was outstanding.

The table below shows the allocation of MIL loans by number and outstanding principal amount as well as total commitments for each country at December 31, 2004.

		Loans		Total
		outstanding		Commitments
	Number of	millions of		millions of
Environmental investment loans (MIL)	loans	EUR	USD	EUR	USD

Russia	5	43.6	59.4	127.7	173.9

Total	5	43.6	59.4	127.7	173.9

Baltic Investment Loans (BIL)

The BIL facility is part of the Baltic Investment Program (“BIP”). As the BIP-program expired at the end of 1999, new loans can no longer be granted under the facility. The BIL facility consists of loans primarily to small and medium-sized enterprises located in Estonia, Latvia and Lithuania. The purpose of the BIL facility was to contribute to the development of the private sector in the Baltic countries while also increasing economic cooperation between the Nordic and the Baltic countries. A major part of the funds from this facility was channelled through national Baltic long term investment banks or in cooperation with them. The authorization for the BIL facility was initially ECU 30.0 million ($40.9 million). In connection with the extension in 1996 of such facility until the end of 1999, the authorization of the facility was also increased to ECU 60.0 million ($81.7 million). Baltic investment loans are 100% guaranteed by the Nordic countries. At December 31, 2004, NIB had commitments amounting to EUR 12.2 million ($16.6 million) under this facility, all of which was outstanding.

The table below shows the allocation of BIL loans by number and outstanding principal amount for each country at December 31, 2004.

		Loans outstanding
	Number of	millions of
Baltic investment loans (BIL)	loans	EUR	USD

Estonia	3	10.1	13.8
Latvia	1	0.3	0.4
Lithuania	2	1.8	2.4

Total	6	12.2	16.6

Other International Investment Loans (IL)

In addition to the project investment loans facility, the environmental investment loans facility and the Baltic investment loans facility, the Bank also participates in the financing of projects outside the Member countries under the Bank’s general loan and guarantee authorization, particularly within the member countries of the Organization for Economic Cooperation and Development (the “OECD”). At December 31, 2004, NIB had commitments amounting to EUR 543.7 million ($740.6 million) under IL, of which EUR 391.5 million ($533.3 million) was outstanding.

The table below shows the allocation of IL loans by number and outstanding principal amount as well as total commitments for each country at December 31, 2004.

		Loans outstanding		Total Commitments
	Number of	millions of		millions of
Other international Investment loans (IL)	loans	EUR	USD	EUR	USD

Brazil	1	24.0	32.7	25.7	35.0
Estonia1)	29	157.1	214.0	237.8	323.9
Latvia1)	55	166.7	227.1	171.7	233.9
Lithuania1)	19	42.5	57.9	107.4	146.3
Total*	104	390.4	531.8	542.6	739.1
IAS 39- value adjustments		1.1	1.5	1.1	1.5

Total*	104	391.5	533.3	543.7	740.6

*	May differ from the sum of individual figures due to rounding.
1)	PIL loans to Estonia, Latvia and Lithuania in the amount of EUR 232.2 million ($316.3 million) outstanding, were transferred to NIB’s other international investment loans (IL) as of November 1, 2004.

Loans Outstanding

At December 31, 2004 818 loans amounting to EUR 10,279.1 million ($14,001.2 million) were outstanding and one loan guarantee amounting to EUR 25.0 million ($34.1 million) had been issued. The following table sets forth a breakdown as per business sector of NIB’s outstanding loans and issued guarantees at December 31, 2004.

	In millions	In millions
	of	of
	EUR	USD	Percentage

NORDIC LENDING
Investment Loans:
Agriculture, forestry and fishing	0.0	0.0	0.0%
Mining and quarrying	169.3	230.6	2.1%
Manufacturing	3,717.8	5,064.0	45.7%	(1)
Electricity, gas and water supply	1,819.9	2,478.9	22.3%
Construction	271.1	369.3	3.3%
Wholesale and retail trade	171.7	233.9	2.1%
Hotels and restaurants	33.3	45.4	0.4%
Transport and communication	853.0	1,161.9	10.5%
Financing and insurance	730.8	995.4	9.0%
Real estate and business services	131.3	178.8	1.6%
Education	1.9	2.6	0.0%
Public management and other services	180.2	245.5	2.2%

Total*	8,080.0	11,005.8	99.2%

Regional loans (unspecified)	64.4	87.7	0.8%

Nordic lending total*	8,144.4	11,093.5	100.0%
IAS 39 Value Adjustment**	47.2	64.3

INTERNATIONAL LENDING
Agriculture, forestry and fishing	9.4	12.8	0.5%
Mining and quarrying	39.4	53.7	1.9%
Manufacturing	334.5	455.6	16.1%
Electricity, gas and water supply	720.3	981.1	34.6%
Construction	101.9	138.8	4.9%
Wholesale and retail trade	15.5	21.1	0.7%
Hotels and restaurants	9.6	13.1	0.5%
Transport and communication	558.8	761.1	26.8%
Financing and insurance	15.0	20.4	0.7%
Real estate and business services	11.1	15.1	0.5%
Education	26.2	35.7	1.3%
Public management and other services	179.2	244.1	8.6%
Loan programs (unspecified)	60.8	82.8	2.9%

International lending total*	2,081.7	2,835.5	100.0%
IAS 39 Value Adjustment**	5.8	7.9

TOTAL*	10,279.1	14,001.2	100.0%

GUARANTEES
Nordic lending	25.0	34.1	100.0%
International lending	0.0	0.0	0.0%

Total	25.0	34.1	100.0%

(1)	Engineering products has the biggest share, 29% of the total amount outstanding in this sector.
*	May differ from the sum of individual figures due to rounding.
**	Due to the fact that the portion of the Bank’s loans designated as hedged items (corresponding to approximately 11.1% of total amount outstanding at year end 2004) is carried at fair value.

At December 31, 2004, loans outstanding at floating interest rates amounted to EUR 9,027.5 million ($12,296.4 million), while those at fixed interest rates amounted to EUR 1,198.7 million ($1,632.7 million). The fixed interest rates ranged from 1.14% per annum on a loan denominated in Swiss franc to 9.05% per annum on a loan denominated in Swedish kronor.

The following table sets forth the scheduled amortizations of outstanding loans at December 31, 2004.

	In millions	In millions
	of	of
Amortization in:	EUR	USD

2005	667.3	908.9
2006	1,108.9	1,510.4
2007	1,199.0	1,633.2
2008	1,252.2	1,705.6
2009	1,216.8	1,657.4
2010 and thereafter	4,781.9	6,513.4
IAS 39 value adjustment**	53.0	72.2

Total*	10,279.1	14,001.2

*	May differ from the sum of individual figures due to rounding.
**	Due to the fact that the portion of the Bank’s loans designated as hedged items (corresponding to approximately 11.1% of total amount outstanding at year end 2004) is carried at fair value.

The remaining average life of loans outstanding at December 31, 2004, calculated to the next date on which the Bank has the right to reset the interest rate or currency of denomination, was 4 years and 9 months, with actual maturities from the date of first disbursement ranging from 2.5 to 23 years.

Outstanding loans at December 31, 2004, were denominated in the following currencies:

Percentage of Total
Currency of Loan	Loans Outstanding (1)

EUR	46.5%
U.S. dollars	24.4%
Swedish kronor	17.2%
Danish kroner	7.5%
Norwegian kroner	2.9%
Pound sterling	0.5%
Swiss franc	0.5%
Japanese yen	0.4%
Icelandic kronur	0.2%
Latvian lats	0.1%
Polish zloty	0.02%

Total*	100.0%

*	May differ from the sum of individual figures due to rounding.
(1)	Amounts lent in the various currencies differ from the amounts borrowed due to timing differences between the Bank’s fundings and disbursements, the effects of currency swaps entered into by the Bank and the funding of certain loans from the Bank’s paid-in capital.

At December 31, 2004, the principal repayment protection for NIB’s outstanding loans was as follows (For the purpose of the breakdown in this table “Member countries” means the Nordic countries):

Loans to or guaranteed by Member countries(1)	1.1%
Loans to or guaranteed by local authorities in Member countries(1)	2.9%
Loans to or guaranteed by other countries(2)	13.3%
Loans to or guaranteed by companies owned 50 % or more by Member countries or local authorities in Member countries(1)(3)	6.0%
Loans to or guaranteed by banks	6.5%
Loans to entities other than the foregoing(4)	69.8%
Loans without security	0.2%

Total*	100.0%

*	May differ from the sum of individual figures due to rounding.
(1)	Of loans outstanding for projects in the Nordic countries in these categories, which together totalled approximately EUR 1,035.9 million ($1,411.0 million), 2.0% were to Denmark, 24.4% were to Finland, 37.5% were to Iceland, 16.3% were to Norway and 19.9% were to Sweden.
(2)	Loans to or guaranteed by other countries than the Member countries are partly made under special lending programs.
(3)	A Member country would not ordinarily be liable for the company’s debts only because it is a controlling shareholder.
(4)	Such loans are supported by mortgages and other collateral (5.6%), parent company or other guarantees (24.7%) and negative pledge and other covenants (69.6%).

Other International Activities

NIB, together with other MFIs, continued its participation in the Helsinki Commission (“HELCOM”) Project Implementation Task Force within the framework of the Baltic Sea Environmental Program. Covered by special purpose funds set up by the Nordic countries, NIB is acting as executing agent for environmental projects in the neighboring region of Eastern and Central Europe. Under a similar arrangement, NIB has been active in the development and implementation of the Via Baltica Transport Corridor. NIB has also, together with other MFIs, participated in the elaboration of an Agenda 21 for the Baltic Sea Region (“BA 21”). The aim of the BA 21 is to ensure that economic growth be compatible with environmental concerns, thereby contributing to sustainable development in the region. The BA 21 was endorsed by the foreign ministers of the Council of Baltic Sea States at its meeting in June 1998.

In conjunction with Sweden’s Presidency of the European Union during 2001, NIB initiated an environmental partnership within the EU’s northern dimension – The Northern Dimension Environmental Partnership (“NDEP”), aimed at strengthening cooperation between the EU Commission, international financial institutions and, above all, Russia, to solve urgent environmental problems within the Northern Dimension area of the European Union. The NDEP is primarily focused on promoting significant environmental projects for the achievement of sustainable solutions in the fields of wastewater treatment, waste management and energy supply, all of which are major sources of cross-border pollution. NDEP’s activities are led by a Steering group, which selects projects and appoints a lead bank for each project. The partnership has a support fund with the task of collecting pledges from donor countries in order to ensure the sufficient financing of the projects. At the end of 2004 the fund had over EUR 190.0 million ($258.8 million) at its disposal consisting of contributions from the EU and individual participant countries. A part of the contributions are earmarked for the clean-up of nuclear waste. The NDEP encompasses at the moment 15 projects in northwest Russia with an estimated investment need of around EUR 1.8 billion ($2.5 billion). NIB is leading the financing and preparation of seven of these projects.

LEGAL STATUS

Under the 2004 Agreement, NIB has status as an international legal personality with full legal capacity. In particular, the Bank has the capacity to enter into agreements, to acquire and dispose of immovable and movable property, and to be a party to legal proceedings before courts of law and other authorities. The 2004 Agreement further states that NIB, as a common international financial institution, has the same status as other legal persons conducting similar operations within and outside the Member countries.

The 2004 Agreement also contains, among others, provisions regarding certain immunities. According to these provisions actions may be brought against the Bank only in a court of competent jurisdiction in the territory of a country in which the Bank has established an office, or has appointed an agent for the purpose of accepting service of process, or when the Bank has otherwise expressly accepted jurisdiction. Actions may, however, be brought by a Member country or by persons acting for or deriving claims from a Member country only if the Bank has given its express consent thereto.

In addition, the 2004 Agreement provides that property and assets of the Bank wherever located and by whomsoever held shall be immune from execution of judgement or decree by judicial or administrative authority before such judgment or decree is final. The property and assets of the Bank wherever located and by whomsoever held shall further be immune from search, requisition, confiscation and expropriation by executive or legislative action. The Bank, its property and assets shall also be immune from procedural measures of constraints, such as seizure.

The 2004 Agreement prescribes that the premises and archives of the Bank and all documents belonging to it or held by it shall be inviolable.

The 2004 Agreement also states that NIB is exempt from payment restrictions and credit policy measures which in any manner prevent or impede the fulfilment of its commitments. NIB, its income, assets and property shall be exempt from all taxation as set forth in the relevant Article. The Bank shall also be exempt from taxes on purchase and transfer of real estate and securities and the procurement of goods and services in connection with the official activities of the Bank. Borrowing and lending by the Bank and borrowing from the Bank is also exempt from all taxes and imposts of similar nature.

NORDIC INVESTMENT BANK – GOVERNANCE

Under the 2004 Agreement concluded among Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden on February 11, 2004 and the Statutes annexed thereto which entered into force on January 1, 2005, NIB shall have a Board of Governors, a Board of Directors, a President, and such other personnel as is necessary to carry out its operations.

The Board of Governors is composed of eight Governors. Each Member country is represented by the Minister it designates as its Governor. The Board of Governors is responsible for matters specified in the 2004 Agreement and the Statutes. The Board of Governors will basically has replaced the Nordic Council of Ministers and its functions in the previous legal framework of the Bank.

The following individuals are the Governors of NIB:

Governors

Denmark	Bendt Bendtsen Chairman of the Board of Governors until May 31, 2006	Minister for Economic and Business Affairs

Estonia	Aivar Söerd	Minister of Finance

Finland	Ulla-Maj Wideroos	Coordinate Minister for Finance

Iceland	Àrni M. Mathiesen	Minister of Finance

Latvia	Oskars Spurdzinš	Minister of Finance

Lithuania	Zigmantas Bal ytis	Minister of Finance

Norway	Per-Kristian Foss	Minister of Finance

Sweden	Pär Nuder	Minister of Finance

With the exception of matters that fall within the authority of the Board of Governors, all of the powers of NIB are vested in the Board of Directors. The Board of Directors is composed of eight Directors, one being appointed by each Member country, who serve for renewable terms of up to four years and each of whom has one vote. Each Member country also appoints one alternate according to the same principles. The chairmanship and the deputy chairmanship shall rotate among the Member countries every two years.

The following individuals are the Directors and Alternate Directors of NIB:

Directors

Denmark	Lars Kolte	Managing Director, Danish Export Credit Agency

Estonia	Madis Üürike	Advisor, Ministry of Finance

Finland	Kristina Sarjo	Financial Counsellor, Ministry of Finance

Iceland	Baldur Gudlaugsson	Permanent Secretary, Ministry of Finance
Chairman of the Board until May 31,2006

Latvia	Edmunds Krastinš	Counsellor to the Minister of Finance,
Ministry of Finance

Lithuania	Rolandas Kriš i nas	Undersecretary of the Ministry of Finance,
Ministry of Finance

Norway	Arild Sundberg	Assistant Director, NAV-Interim
Deputy Chairman of the Board until May 31, 2006

Sweden	Erik Åsbrink	Former Minister of Finance

Alternate Directors

Denmark	Sigmund Lubanski	Head of Office, Ministry of Economic and Business Affairs

Estonia	Ülle Mathiesen	Head of State Treasury Department, Ministry of Finance

Finland	Risto Paaermaa	Deputy Director General, Ministry of Trade and Industry

Iceland	Ragnheidur E. Árnadóttir	Political Adviser, Ministry for Foreign Affairs

Latvia	Nikolajs Sigurds Bulmanis	Member of the Council, JSC Sampo Banka

Lithuania	Vilma Ma erauskien	Deputy Director, Financial Markets
Department, Ministry of Finance

Norway	Eli Telhaug	Director General, Ministry of Finance

Sweden	Ulrika Barklund Larsson	Director, Ministry of Finance

The business address for each of the Directors mentioned above is Fabianinkatu 34, P.O. Box 249, FI-00171 Helsinki, Finland.

Under the Statutes, The Board of Directors may delegate its powers to the President, who is appointed by the Board and who participates in its meetings. The Statutes provide, however, that the President may not be a member or an alternate of the Board. The President may be appointed by the Board of Directors for renewable terms of not more than five years each.

The current senior management of NIB and their positions are:

Name	Position

Johnny Åkerholm	President from April 1, 2005. Former president Mr. Jón Sigurdsson until March 31, 2005.

Carl Löwenhielm	Executive Vice President, Head of the Nordic Lending Department. Responsible for Information Technology.

Erkki Karmila	Executive Vice President, Head of the International Lending Department. Heads the project organisation for environmental financing within the Northern Dimension.

Torben Nielsen	Executive Vice President, Head of the Financial Department.

Siv Hellén	Senior Vice President and General Counsel.

Johan Wallin	Senior Analyst, Acting Head of the Appraisal Department. Responsible for Financial Administration and Planning.

Juha Kotajoki	Senior Vice President, Head of the Risk Management Department. Responsible for Personnel and Office, Accounting and Budgeting.

Recent management appointments:

Nils E. Emilsson has been appointed Executive Vice President and Head of Lending at NIB. He will join NIB on 1 April 2006 at the latest. Mr Emilsson will head the new Lending Department and will be responsible for NIB’s lending operations both in and outside the Member countries. He will be a member of the NIB Management Committee.

Hilde Kjelsberg has been appointed Senior Vice President and Head of Credit and Appraisal. She will join NIB on 7 March 2006. She will head the Bank’s new Credit and Appraisal Department. Hilde Kjelsberg will serve as a member of the NIB Management Committee.

Gunnar Okk has been appointed Senior Vice President and Head of Administration. He will head the new Administration Department, which manages the Bank’s resources and coordinates its business plan. Gunnar Okk is a member of the NIB Management Committee.

A Control Committee has the responsibility of ensuring that the operations of the Bank are conducted in accordance with its Statutes. The Control Committee is also responsible for conducting an audit of the Bank’s financial statements to be delivered to the Board of Governors. The Control Committee is composed of ten members, serving renewable terms of up to two years. The Nordic Council and the Parliaments of Estonia, Latvia and Lithuania appoint one member from each Member country. The Board of Governors appoints two members, who serve as Chairman and Deputy Chairman. The chairmanship and the deputy chairmanship rotate among the Member countries.

The current members of the Control Committee of the Bank are:

Members of the Control Committee

Denmark	Per Kaalund	Member of Parliament

Estonia	Meelis Atonen	Member of Parliament

Finland	Arja Alho	Member of Parliament

Iceland	Steingrímur J. Sigfússon	Member of Parliament

Latvia	Dace Nulle	Director of the Audit Methodology, Analysis
	Deputy Chairman of the Control Committee Valdis Dombrovksis	and Development Department, State Audit Office Member of European Parliament

Lithuania	Sigita Burbiene	Seimas of the Republic of Lithuania

Norway	Trond Helleland	Member of Parliament

Sweden	Bill Fransson	Director
Chairman of the Control
Committee
	Tuve Skånberg	Member of Parliament

At December 31, 2005 the Bank had 150 employees.